June 12, 2009

Ms. Cicely LaMothe

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Duke Realty Limited Partnership (the “Partnership”)
Form 10-K for the year ended December 31, 2008
File No. 000-20625

Dear Ms. LaMothe:

We are providing this letter to you in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated May 15, 2009 (the “Comment Letter”) related to the Partnership’s 2008 Annual Report on Form 10-K. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Partnership’s responses immediately following such comments.

Please note that we are filing this response letter via EDGAR submission and are also delivering a copy of the submission to your attention via courier.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Consolidated Statements of Operations, page 58

1.	We have considered your response to comment two. If you are going to present an earnings measure for the operational components of your company, it should include appropriate allocations of all relevant expenses. To the extent that you are unable to allocate material charges such as general and administrative expense, impairment and other, then you should reevaluate the use of this presentation on the face of your statement of operations. In this regard, it would appear to be more meaningful within your segment footnote to the extent management uses this to evaluate your operations.

Response:

Considering the views of the Staff, we will discontinue the presentation of the separate earnings measures for the operational components of the Partnership in the Consolidated Statements of Operations for all future filings.

Note 1 – The Partnership, page 61

2.	We note in your response to comment three that the redemption of limited partner units is at the option of the holder. Further, it appears that the General Partner may, at its sole discretion, pay the redemption price in shares of common stock of the General Partner or cash. Paragraph 6 of EITF D-98 indicates that if you do not control settlement by delivery of your own shares, cash settlement of the instrument would be presumed and the instrument would be classified as temporary equity. Furthermore, it is not clear that the Operating Partnership has any ability to influence the General Partner’s voluntary option to settle the limited partner units in common stock of the General Partner or cash. Given that the fiduciary duties of senior management and the board are not identical with respect to the Operating Partnership and the General Partner, it appears these units should be reported at their redemption amount in the mezzanine section of the balance sheet pursuant to EITF Topic No. D-98. Please provide additional information regarding the Operating Partnership compliance with EITF Topic No. D-98. Additionally, tell us redemption value of the limited partner units as of December 31, 2008. Finally, describe how these limited partner units impact your earnings per share calculations under EITF Topic No. D-98 and EITF 03-6.

Response:

The Partnership does not have its own board of directors. Rather, Duke Realty Corporation serves as the Partnership’s sole general partner and is responsible for the Partnership’s management. Because decisions to settle redemptions of units held by the limited partners in either cash or shares are made by Duke Realty Corporation, in its capacity as general partner, we have concluded that share settlement is within the Partnership’s control and that the limited partners’ units are appropriately classified within permanent equity.

Essentially all of the activities of Duke Realty Corporation are performed through the Partnership and Duke Realty Corporation has no other assets or liabilities of any significance other than its investment in the Partnership. Duke Realty Corporation’s primary function is acting as the general partner for the Partnership. The net proceeds, if any, of all issuances of common stock by Duke Realty Corporation are contributed to the Partnership in exchange for Common Units (Common Units is a defined term per the notes to the Partnership’s December 31, 2008 consolidated financial statements and represents the total common partnership units held by both the general and the limited partners) equal to the number of common shares issued by Duke Realty Corporation.

Thus, for each outstanding share of Duke Realty Corporation’s common stock there is a corresponding Common Unit in the Partnership that is held by Duke Realty Corporation.

Pursuant to the Second Amended and Restated Agreement of Limited Partnership, dated as of July 2, 1999 (as amended, the “Partnership Agreement”), Duke Realty Corporation is required to, at all times, reserve and keep available for issuance such number of its authorized but unissued shares of common stock sufficient to permit exercise in full of the redemption rights by all holders of limited partner units. Per the terms of the Partnership Agreement, Duke Realty Corporation will only make a cash repurchase, upon the limited partners’ units being submitted for redemption, in the limited circumstance that it determines it is necessary to do so in order to preserve its REIT status.

As Duke Realty Corporation conducts substantially all of its operations through the Partnership and there is no separate board or management team for the Partnership, we believe that its fiduciary duties are aligned with the interests of the Partnership. Any actions that Duke Realty Corporation would take to preserve its REIT status are in the interest of not only the holders of its common shares, but also in the interest of the Partnership as a legal entity. This is because the common shareholders of Duke Realty Corporation indirectly own the substantial majority of the Common Units of the Partnership due to the one-for-one relationship between the Partnership’s Common Units and Duke Realty Corporation’s common shares. Additionally, per the terms of the Partnership Agreement, the significant economic consequence that would result if Duke Realty Corporation lost its REIT status would be the responsibility of the Partnership, as the Partnership is responsible for all of the tax obligations of Duke Realty Corporation.

Given these factors, we view Duke Realty Corporation and the Partnership to be one and the same entity in substance, notwithstanding the legal structure of our organization, and we believe that the fiduciary duties of the board of directors and management to each of the two entities are identical. The “mirror” relationship between Duke Realty Corporation and the Partnership, which is often the case in UPREIT structures, aligns the interest of Duke Realty Corporation’s shareholders and the holders of the Partnership’s Common Units. Consequently, we have concluded that there are no circumstances in which Duke Realty Corporation, in its capacity as the Partnership’s general partner, would be precluded from delivering its own shares to satisfy the redemption of limited partner units solely because of fiduciary duties to its shareholders. Additionally, based on the above considerations, we consider the redemption of Common Units held by limited partners for shares of Duke Realty Corporation’s common stock to represent an equity transaction to the Partnership that should not be presumed to constitute cash settlement.

Upon receiving your original comment, we carefully reconsidered all of the relevant accounting literature and all of the relevant facts surrounding our forms of equity, and re-affirmed our original accounting conclusion. Through that process we discussed our conclusion with KPMG LLP, our independent auditors, who, in consultation with Carmen Bailey and Brian Stevens of their Department of Professional Practice, have indicated that their firm’s position is consistent with the conclusions stated above.

At December 31, 2008, based on a closing price of $10.96 per share of common stock of Duke Realty Corporation multiplied by 6,778,480 Common Units held by limited partners, the redemption value of the units was approximately $74.3 million.

The weighted average number of total Common Units outstanding is used in the computation of the denominator for the calculation of both basic and diluted earnings per unit.

Because we concluded that EITF Topic D-98 is not applicable to the limited partner units we did not consider it in the computation of earnings per share. If EITF Topic D-98 were applicable to Common Units held by the limited partners, it would not affect the computation of earnings per unit because the limited partner Common Units are redeemable at their fair value (paragraph 19A(b) of EITF Topic D-98).

Because the income of the Partnership is equally allocable to all Common Units, we consider the Common Units to be the only class of common equity at the Partnership level. Thus, we do not believe EITF 03-6 applies to the portion of Common Units owned by the limited partners.

Note 7 – Indebtedness, page 70

3.	We read your response to comment four. Please advise how your interpretation of paragraph 32 (c) of SFAS 157 considers paragraphs 10 – 11 of FSP 157-2 specifically as it relates to the deferral not applying to items within the scope of SFAS 107 whether recognized or not. Further, given that you disclose the fair value of your fixed rate secured debt, unsecured debt and unsecured lines of credit was based on Level 3 inputs, it is unclear how this information is useful without the context of the relevant disclosures. Please advise us or confirm that you will revise to include all of the relevant Level 3 disclosures required by paragraph 32 (c) of SFAS 157 in future filings. Finally tell us how you considered the requirements of SFAS 157 with respect to accounting pronouncements adopted during the first quarter of 2009.

Response:

After considering your comment regarding the relevance of the disclosure that Level 3 inputs were used in the determination of the fair value of our debt without the additional disclosure provisions of SFAS 157, we will include the full disclosures and reconciliations required under paragraph 32(c) of SFAS 157 in all future filings.

During the first quarter of 2009 we adopted FSP APB 14-1, SFAS 141(R), SFAS 160 and FSP EITF 03-6-1. As there were no business combinations that took place during the first quarter of 2009, FSP APB 14-1 was the only one of the newly adopted standards that required the results of a new fair value measurement to be recorded in the consolidated financial statements. When considering paragraph 39 of SFAS 157, we did not consider the fair value adjustment that resulted from applying FSP APB 14-1 to require the fair value disclosures of SFAS 157 because the contractual cash flows for our Exchangeable

Notes (as defined in Form 10-Q for period ended March 31, 2009) were measured at fair value as of their November 2006 issue date, which was prior to the effective date for applying SFAS 157. For the information of the Staff, however, the fair value measurement used in applying FSP APB 14-1 relied primarily on Level 2 inputs and we will indicate as such in future filings.

Note 8 – Segment Reporting, page 74

4.	We read your response to comment five and note the sum of the various Segments’ FFO does not add up to FFO on a consolidated basis. As such, it would appear that there are some additional adjustments made to derive your Segment FFO that do not appear to comply with the definition adopted by NAREIT as disclosed. Accordingly, you should revise your description of Segment FFO to clearly describe that it is a modified measure that does not comply with the definition adopted by NAREIT.

Response:

As reflected in our Form 10-Q for the three months ended March 31, 2009, we have eliminated all references to the term “Segment FFO” and will continue to do so in future filings and only make reference to FFO on a consolidated basis. We will also add explanatory language in future filings that indicates we do not allocate certain income and expense items to our operating segments.

FORM 10-Q FOR THE THREE MONTHS ENDED MARCH 31, 2009

Item 1A – Risk Factors

We and the General Partner recently received comment letters from staff of the SEC with regard to our 2008 Annual Reports on Form 10-K…page 28

5.	Please confirm that your disclosure in future filings will reflect that any modifications made to your financial statements and related disclosures are the responsibility of management and not as a result of the SEC staff review.

Response:

We confirm that our disclosure in the future filings will reflect that any modifications made to our financial statements and related disclosures are the responsibility of management and not as the result of the SEC staff review.

As requested in your letter, the Partnership acknowledges that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and cooperation with this matter and if you have any questions, please feel free to contact me at
317/808-6030

Sincerely,

/s/ Dennis D. Oklak

Dennis D. Oklak

Chairman and Chief Executive Officer of the General Partner

Duke Realty Limited Partnership